# SEC Schedule 13G/A (Amendment No. 14) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Provident Financial Holdings Inc, CIK 0001010470
CUSIP: 743868101
Title of class of securities: Common Stock, Par Value $0.01 per share
Address of issuer's principal executive offices: 3756 Central Avenue, Riverside, California (CA), 92506
Date of event which requires filing of this statement: 02/13/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000927089-10-000002
Filed by CIK 0002058440

## Reporting persons
- Provident Savings Bank, FSB Employee Stock Ownership Plan: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 674,877; sole dispositive power 0; shared dispositive power 674,877; aggregate amount beneficially owned 674,877 (10.1% of the class)

## Item 1. Issuer
Name of issuer: Provident Financial Holdings Inc
Address of issuer's principal executive offices: 3756 Central Avenue, Riverside, California, 92506

## Item 2. Person Filing
Name of person filing: Provident Savings Bank, F.S.B. Employee Stock Ownership Plan ("ESOP")
Address of principal business office or, if none, residence: 3756 Central Avenue, Riverside, California 92506
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 674,877 shares. The trustees of the ESOP are Craig G. Blunden, Donavon P. Ternes and TamHao B. Nguyen. The ESOP Trustees may be deemed to beneficially own the 674,877 shares held by the ESOP. However, the Trustees expressly disclaim beneficial ownership of all of such shares, other than such shares which have been allocated to their respective ESOP participant accounts. Shares beneficially owned in the ESOP participant account for Mr. Blunden, Mr. Ternes, and Ms. Nguyen are 35,658, 18,208, and 4,136, respectively.
Percent of class: 10.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 674,877
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 674,877

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Provident Savings Bank, FSB Employee Stock Ownership Plan: /s/Donavon P. Ternes, President and Chief Executive Officer (03/03/2025)